Exhibit (h)(113)

FEE WAIVER LETTER

RONDURE GLOBAL ADVISORS, LLC

136 South Main Street, Suite 720

Salt Lake City, UT 84101

June 18, 2020

Mr. Bradley J. Swenson

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	Rondure New World Fund and Rondure Overseas Fund (the “Funds”), each a Series of Financial Investors Trust (the “Trust”)

Dear Mr. Swenson:

This letter confirms the agreement of Rondure Global Advisors, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Funds.

With respect to the Funds’ Investor Class, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) exceed the amounts listed below based on the Funds’ average daily net assets through August 31, 2021, the Adviser will reduce the fee payable with respect to the applicable Fund to the extent of such excess, and/or shall reimburse the applicable Fund (or class as applicable) by the amount of such excess.

Rondure New World Fund	1.35%
Rondure Overseas Fund	1.10%

With respect to the Funds’ Institutional Class, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) exceed the amounts listed below based on the Funds’ average daily net assets through August 31, 2021, the Adviser will reduce the fee payable with respect to the applicable Fund to the extent of such excess, and/or shall reimburse the applicable Fund (or class as applicable) by the amount of such excess.

Rondure New World Fund	1.10%
Rondure Overseas Fund	0.85%

The Adviser further agrees that such fee waivers and reimbursements for the Funds are effective as of September 1, 2020 and shall continue at least through August 31, 2021.

The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Funds will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred.

RONDURE GLOBAL ADVISORS, LLC

By:	/s/ Eric Huefner
Name:	Eric Huefner
Title:	Director, Treasurer

Acknowledge and accepted by:

FINANCIAL INVESTORS TRUST

By:	/s/ Bradley J. Swenson
Name:	Bradley J. Swenson
Title:	President

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